

Contact:    Stephanye Schuyler
            Phone: 603-773-6465
            Fax:  603-773-6665
            Email:  schuyler@unitil.com

## Unitil Announces Board Changes

**Hampton, NH - January 16, 2003**  -  Unitil Corporation (AMEX: UTL) (www.unitil.com) announced that William E. Aubuchon, III has resigned from its Board of Directors, citing the need to focus his efforts on opportunities in his own business.   Unitil also announced that Dr. Sarah P. Voll was elected to the Board to serve Mr. Aubuchon's unexpired term. Dr. Voll, an economist and Vice President with National Economic Research Associates, has 22 years of experience in utility regulation including consultation to clients worldwide and extensive service with a state regulatory commission.  Dr. Voll will stand for election to a full three-year term at Unitil's Annual Meeting of Shareholders, scheduled for April 17, 2003.

"Bill has been a strong contributor to our Board over the past two years and his participation will be missed," said Bob Schoenberger, Unitil's Chairman and Chief Executive Officer.  "We have appreciated his insights, both as an astute leader in the retail business sector in the Northeast and as a community leader in North Central Massachusetts."

"At the same time, I am pleased to welcome Sarah Voll to our Board.  With her extensive background in regulatory economics as well as the practical details of utility regulation, Sarah will provide valuable depth to our understanding of the regulatory process which is so critical to our long term success in managing energy delivery systems.  I look forward to working with her in the years ahead."

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire, electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include, Fitchburg Gas and Electric Light Company, Unitil Energy Systems, Inc., Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its unregulated business unit Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc. The Usource product line of Internet-based energy brokering and related products and services is available at www.usourceonline.com.

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Phone: 603-772-0775
Fax:  603-773-6605

Email: corp@unitil.com